VP 4-4-02

#8

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[UNI]TED STATES
[SECURITIES AND] EXCHANGE COMMISSION
[Washin]gton, D.C. 20549

SEC FILE NUMBER
8- 50746

RECEIVED
MAR 0 1 2002
WASH. D.C.
385

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SUMMIT CAPITAL TRADING, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26125 DETROIT ROAD
(No. and Street)

WESTLAKE (City) OHIO (State) 44145 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANGELO ALLECA 716-810-1000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMAN, ROSSIN & CO.
(Name — *if individual, state last, first, middle name*)

2699 SO. BAYSHORE DRIVE (Address) MIAMI (City) FL (State) 33133 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 4-4-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, ANGELO ALLECA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUMMITT CAPITAL TRADING, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No exceptions.

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included: [illegible]

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Summit Capital Trading, Inc.
Westlake, Ohio

We have audited the accompanying statement of financial condition of Summit Capital Trading, Inc. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Summit Capital Trading, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Miami, Florida
February 25, 2002

Kaufman, Rossin & Co.

SUMMIT CAPITAL TRADING, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS		
CASH	$	231
DUE FROM BROKERS (NOTES 2 AND 4)		42,433
DUE FROM PARENT (NOTE 3)		26,994
	$	69,658
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Income taxes payable (Note 7)	$	5,500
Deferred income taxes (Note 7)		6,000
Total liabilities		11,500
COMMITMENT (NOTE 6)		
STOCKHOLDER'S EQUITY		58,158
	$	69,658

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Summit Capital Trading, Inc. (the Company), a wholly owned subsidiary of Summit Capital Holdings, Inc. (the Parent), was organized on April 14, 1997 as an Ohio Corporation for the purpose of operating as a registered broker-dealer. On November 13, 1998, the Company received authorization, pursuant to National Association of Securities Dealers, Inc. (NASD) Rule 1014, to operate as a broker-dealer in securities.

The Company acts primarily as a participant with another broker-dealer in profits generated from customer transactions (Note 4). To a lesser extent, the Company also acts in an agency capacity, buying and selling securities for its customers and charging a commission.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Income Taxes

Deferred income taxes are provided for the estimated tax effect of temporary differences between financial and taxable income. These differences result from income and expense accruals, as the Company is a cash basis taxpayer (Note 7).

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE 2. DUE FROM BROKERS

Due from brokers represents amounts due from the Company's clearing broker, Fiserv Correspondent Services, Inc., and Carlin Equities Corp. ("Carlin"). The amount due includes a clearing deposit of $15,000, commissions receivable of $68, and $27,365 of receivables related to the Company's profit participation arrangement with Generic Trading of Philadelphia, LLC ("GTP") and Carlin. (Notes 4 and 6)

NOTE 3. RELATED PARTY TRANSACTIONS

The Company receives management and administrative services, including office facilities, from its Parent in exchange for management fees.

Additionally, the Company paid for certain operating expenses on behalf of its Parent amounting to $26,994. This amount is non-interest bearing, and management believes it will be collected in 2002.

NOTE 4. PROFIT FROM PARTICIPATION AGREEMENT

The Company is a participant in profits generated from customers introduced to GTP, a registered broker-dealer. Transactions with these customers are processed through another broker-dealer, Carlin. In connection with this profit participation agreement, the Company receives from Carlin one-half of the profits allocated to GTP's managing member on a monthly basis in arrears. As of December 31, 2001, the Company was due $27,365 related to this activity, and this amount is included in due from brokers in the accompanying statement of financial condition.

NOTE 5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2001, the Company's "Net Capital" was $9,799, which exceeded requirements by $4,799, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.56 to 1.

NOTE 6. COMMITMENT

The Company is a guarantor of an obligation to Carlin, incurred by a related party. The guarantee is limited to the Company's future profit participation to be received from Carlin. The guarantee, if enforced, would be funded by a reduction in the profit participation receivable (Note 4).

At December 31, 2001, the Company's profit participation receivable is $27,365 (Note 2). Because the Company's profit participation receivable is a non-allowable asset, this transaction has no impact on the Company's regulatory net capital.

NOTE 7. INCOME TAXES

The net deferred tax liability of $6,000 at December 31, 2001 is related to the commissions receivable, not includible in taxable income until 2002, when collected. At December 31, 2001, the Company owes the Internal Revenue Service $5,500 for 1999.